UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 47)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

5

This Amendment No. 47 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 46 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

CCR Exchange Transaction: Acquisition of Arkansas Territory and Memphis and West Memphis Facilities in exchange for Coke Consolidated’s Deep South and Somerset Territory and Mobile Facility. On September 29, 2017, Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”), certain of its wholly-owned subsidiaries and Coca-Cola Refreshments USA, Inc. (“CCR”) entered into an asset exchange agreement (the “CCR Asset Exchange Agreement”) that provides (i) Coke Consolidated would acquire from CCR certain of its exclusive rights, associated distribution assets and liabilities, and working capital relating to the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and -licensed beverage products and certain beverage brands not owned or licensed by The Coca-Cola Company (“cross-licensed brands”) in territory located in central and southern Arkansas and two regional manufacturing facilities currently owned by CCR in Memphis, Tennessee and West Memphis, Arkansas and related manufacturing assets and certain associated liabilities (collectively, the “CCR Exchange Business”) in exchange for (ii) Coke Consolidated transferring to CCR certain of Coke Consolidated’s exclusive rights, associated distribution assets and liabilities, and working capital relating to the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and -licensed beverage products and certain cross-licensed brands in territory located in portions of southern Alabama, southeastern Mississippi, southwestern Georgia and northwestern Florida and in and around Somerset, Kentucky as well as a regional manufacturing facility currently owned by Coke Consolidated in Mobile, Alabama and related manufacturing assets and certain associated liabilities (collectively, the “Deep South and Somerset Exchange Business”). The transactions contemplated by the CCR Asset Exchange Agreement were contemplated by the (i) non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on June 14, 2016 and (ii) the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on April 11, 2017. The transaction contemplated by the CCR Asset Exchange Agreement closed on October 2, 2017.

Subject in each case to certain adjustments as set forth in the CCR Asset Exchange Agreement, (i) the estimated aggregate value at closing of the Deep South and Somerset Exchange Business acquired by CCR is approximately $137.4 million, provided that the base value of the assets exchanged by Coke Consolidated after deducting the value of certain retained assets and retained liabilities and adjusting for levels of working capital at closing is approximately $142.0 million and (ii) the estimated aggregate value at closing of the CCR Exchange Business acquired by Coke Consolidated is approximately $148.6 million, provided that the base value of the assets exchanged by CCR after deducting the value of certain retained assets and retained liabilities and adjusting for levels of working capital at closing is approximately $158.7 million. To the extent that the value of the CCR Exchange Business acquired by Coke Consolidated is not equal to the value of the Deep South and Somerset Exchange Business acquired by CCR, as finally determined under the CCR Asset Exchange Agreement, the party receiving greater value is obligated to make a cash payment to the other party equal to the difference between such values.

Under the CCR Asset Exchange Agreement, CCR has agreed to assume certain liabilities and obligations of Coke Consolidated relating to the Deep South and Somerset Exchange Business and Coke Consolidated has agreed to assume certain liabilities and obligations of CCR relating to the CCR Exchange Business. The CCR Asset Exchange Agreement includes customary representations, warranties, covenants and agreements, as well as indemnification provisions whereby each party agrees to indemnify the other for breaches of representations and warranties, covenants and other matters.

Memphis Territory Acquisition. On September 29, 2017, concurrent with the execution of the CCR Asset Exchange Agreement, Coke Consolidated and CCR entered into an asset purchase agreement (the “Memphis Purchase Agreement”) pursuant to which Coke Consolidated would acquire from CCR certain of its rights, associated distribution assets and liabilities, and working capital relating to the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and -licensed beverage products as well as certain cross-licensed brands in and around Memphis, Tennessee, including in portions of northwestern Mississippi and eastern Arkansas. Subject in each case to certain adjustments as set forth in the Memphis Purchase Agreement, the aggregate purchase price for the transferred assets estimated at closing is approximately $41.4 million, and the base purchase price amount to be paid by Coke Consolidated in cash after deducting the value of certain retained assets and retained liabilities is approximately $39.6 million. The transactions contemplated by the Memphis Purchase Agreement were contemplated by the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on June 14, 2016. The transaction contemplated by the Memphis Purchase Agreement closed on October 2, 2017.

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The Memphis Purchase Agreement includes customary representations, warranties, covenants and agreements, as well as indemnification provisions whereby each party agrees to indemnify the other for breaches of representations and warranties, covenants and other matters.

The foregoing descriptions of the CCR Asset Exchange Agreement and the Memphis Purchase Agreement are qualified in their entirety by reference to the full text of such agreements and all exhibits thereto, which are filed to this Amendment No. 47 to the Schedule 13D as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.

The CCR Asset Exchange Agreement and the Memphis Purchase Agreement (including any exhibits thereto) have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information with respect to CCR, The Coca-Cola Company or Coke Consolidated. There are representations and warranties contained in the CCR Asset Exchange Agreement and the Memphis Purchase Agreement which were made by the parties to each other as of specific dates. The assertions embodied in these representations and warranties were made solely for purposes of such agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms (including qualification by disclosures that are not necessarily reflected in the agreement). Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality that is different from certain standards generally applicable to stockholders or were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. In addition, information concerning the subject matter of the representations and warranties may change after the date of such agreement, which subsequent information may or may not be reflected in the public disclosures of the parties. Investors should read the CCR Asset Exchange Agreement and the Memphis Purchase Agreement and the exhibits thereto, together with the other information concerning Coke Consolidated, The Coca-Cola Company and CCR that each company or its affiliates publicly files in reports and statements with the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

7

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on July 30, 2017.

Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Asset Exchange Agreement, dated September 29, 2017, by and between Coca-Cola Bottling Co. Consolidated and Coca-Cola Refreshments USA, Inc.	Exhibit 2.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on October 4, 2017.

Exhibit 99.3	Asset Purchase Agreement, dated September 29, 2017, by and between Coca-Cola Bottling Co. Consolidated and Coca-Cola Refreshments USA, Inc.	Exhibit 2.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on October 4, 2017.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Kathy N. Waller
	Name:	Kathy N. Waller
Date: October 3, 2017	Title:	Executive Vice President, Chief Financial Officer and President of Enabling Services

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: October 3, 2017	Title:	Vice President

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: October 3, 2017	Title:	Vice President

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: October 3, 2017	Title:	Vice President

Exhibit Index

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Asset Exchange Agreement, dated September 29, 2017, by and between Coca-Cola Bottling Co. Consolidated and Coca-Cola Refreshments USA, Inc.	Exhibit 2.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on October 4, 2017.

Exhibit 99.3	Asset Purchase Agreement, dated September 29, 2017, by and between Coca-Cola Bottling Co. Consolidated and Coca-Cola Refreshments USA, Inc.	Exhibit 2.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on October 4, 2017.